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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-46821

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 11/01/18 (MM/DD/YY) AND ENDING 10/31/19 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Montrose Securities International

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1 HARBOR DRIVE, SUITE 300

(No. and Street)

Sausalito	CA	94965
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Philip Leung (415) 331-9955

(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Alvarez & Associates, Inc., Certified Public Accountants

(Name – *if individual, state last, first, middle name*)

9221 Corbin Ave., Ste. 165	Northridge	CA	91324
(Address)	(City)	(State)	(Zip Code)

SEC Mail Processing

JAN 06 2020

Washington, DC

CHECK ONE:

- [✓] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

RMS

OATH OR AFFIRMATION

I, Philip Leung, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Montrose Securities International, as of October 31, 2019, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

JAPJIT SANDHU
Notary Public - California
Marin County
Commission # 2311365
My Comm. Expires Nov 3, 2023

Signature

President

Title

Notary Public

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss) or, if there is other comprehensive income in the period(s) presented, a Statement of Comprehensive Income (as defined in §210.1-02 of Regulation S-X).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [x] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [x] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [x] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [x] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

CALIFORNIA ALL- PURPOSE
CERTIFICATE OF ACKNOWLEDGMENT

A notary public or other officer completing this certificate verifies only the identity of the individual who signed the document to which this certificate is attached, and not the truthfulness, accuracy, or validity of that document.

State of California }

County of MARIN }

On 12-26-2019 before me, Japjit Sandhu, Notary Public
(Here insert name and title of the officer)

personally appeared Phillip Leung,
who proved to me on the basis of satisfactory evidence to be the person(s) whose name(s) is/are subscribed to the within instrument and acknowledged to me that he/she/they executed the same in his/her/their authorized capacity(ies), and that by his/her/their signature(s) on the instrument the person(s), or the entity upon behalf of which the person(s) acted, executed the instrument.

I certify under PENALTY OF PERJURY under the laws of the State of California that the foregoing paragraph is true and correct.

WITNESS my hand and official seal.

JAPJIT SANDHU
Notary Public - California
Marin County
Commission # 2311365
My Comm. Expires Nov 3, 2023

Japjit Sandhu
Notary Public Signature

(Notary Public Seal)

ADDITIONAL OPTIONAL INFORMATION

DESCRIPTION OF THE ATTACHED DOCUMENT

(Title or description of attached document)

(Title or description of attached document continued)

Number of Pages _____ Document Date_________

CAPACITY CLAIMED BY THE SIGNER

- ☐ Individual (s)
- ☐ Corporate Officer

  (Title)
- ☐ Partner(s)
- ☐ Attorney-in-Fact
- ☐ Trustee(s)
- ☐ Other ____________

INSTRUCTIONS FOR COMPLETING THIS FORM

This form complies with current California statutes regarding notary wording and, if needed, should be completed and attached to the document. Acknowledgments from other states may be completed for documents being sent to that state so long as the wording does not require the California notary to violate California notary law.

- State and County information must be the State and County where the document signer(s) personally appeared before the notary public for acknowledgment.
- Date of notarization must be the date that the signer(s) personally appeared which must also be the same date the acknowledgment is completed.
- The notary public must print his or her name as it appears within his or her commission followed by a comma and then your title (notary public).
- Print the name(s) of document signer(s) who personally appear at the time of notarization.
- Indicate the correct singular or plural forms by crossing off incorrect forms (i.e. ~~he~~/she/~~they,~~ is /~~are~~) or circling the correct forms. Failure to correctly indicate this information may lead to rejection of document recording.
- The notary seal impression must be clear and photographically reproducible. Impression must not cover text or lines. If seal impression smudges, re-seal if a sufficient area permits, otherwise complete a different acknowledgment form.
- Signature of the notary public must match the signature on file with the office of the county clerk.
  - ❖ Additional information is not required but could help to ensure this acknowledgment is not misused or attached to a different document.
  - ❖ Indicate title or type of attached document, number of pages and date.
  - ❖ Indicate the capacity claimed by the signer. If the claimed capacity is a corporate officer, indicate the title (i.e. CEO, CFO, Secretary).
- Securely attach this document to the signed document with a staple.

ALVAREZ & ASSOCIATES, INC
CERTIFIED PUBLIC ACCOUNTANTS

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To Those Charged with Governance and the Shareholder of Montrose Securities International:

Opinion on the Financial Statements
We have audited the accompanying statement of financial condition of Montrose Securities International (the "Company") as of October 31, 2019, the related statements of operations, changes in shareholder's equity, and cash flows for the year then ended, and the related notes (collectively referred to as the "financial statements").

In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of October 31, 2019, and the results of its operations and its cash flows for the year then ended, in conformity with accounting principles generally accepted in the United States.

Basis for Opinion
These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to the Company in accordance with the U.S. Federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements.

We believe that our audit provides a reasonable basis for our opinion.

Supplemental Information
The information contained in Schedules I, II and III ("Supplemental Information") has been subjected to audit procedures performed in conjunction with the audit of the Company's financial statements. The Supplemental Information is the responsibility of the Company's management. Our audit procedures included determining whether the Supplemental Information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the Supplemental Information. In forming our opinion on the Supplemental Information, we evaluated whether the Supplemental Information, including its form and content is presented in conformity with 17 C.F.R. § 240.17a-5.

818-451-4661

9221 Corbin Avenue Suite 165
Northridge, California 91324
www.AAICPAs.com

In our opinion, Schedules I, II and III are fairly stated, in all material respects, in relation to the financial statements taken as a whole.

Alvarez & Associates, Inc.

We have served as the Company's auditor since 2018.
Northridge, California
December 27, 2019

MONTROSE SECURITIES INTERNATIONAL

STATEMENT OF FINANCIAL CONDITION

OCTOBER 31, 2019

Assets

Assets		
Cash	$	732,918
Accounts receivable		23,347
Marketable securities, at market		122,615
Total Assets	$	878,880

Liabilities and Shareholder's Equity

Liabilities		
Income taxes payable	$	1,885
Total Liabilities		1,885
Commitments and Contingencies		
Shareholder's Equity		
Common stock, no par value, 100,000 shares authorized, 1,000 shares issued and outstanding		30,000
Additional paid-in-capital		470,000
Retained earnings		376,995
Total Shareholder's Equity		876,995
Total Liabilities and Shareholder's Equity	$	878,880

The accompanying notes are an integral part of these financial statements

MONTROSE SECURITIES INTERNATIONAL

STATEMENT OF OPERATIONS

YEAR ENDED OCTOBER 31, 2019

Commission Income	$	778,788
Operating Expenses		
Commission expense		348,529
Employee compensation and benefits		289,426
Technology and communication		32,039
Occupancy		36,384
Professional fees		26,201
Other operating expenses		43,470
Total Operating Expenses		776,049
Income from Operations		2,739
Other Income		
Interest and dividend income		18,790
Net investment gains/(losses)		38,069
Total Other Income		56,859
Net Income before Provision for Income Tax		59,598
Provision for Income Tax		5,794
Net Income	$	53,804

The accompanying notes are an integral part of these financial statements

MONTROSE SECURITIES INTERNATIONAL

STATEMENT OF CHANGES IN SHAREHOLDER'S EQUITY

YEAR ENDED OCTOBER 31, 2019

	Common Stock	Additional Paid-in Capital	Retained Earnings	Total Shareholder's Equity
Balance - Beginning	$ 30,000	$ 870,000	$ 626,191	$ 1,526,191
Distributions to Shareholder	--	(400,000)	(303,000)	(703,000)
Net Income	--	--	53,804	53,804
Balance - Ending	$ 30,000	$ 470,000	$ 376,995	$ 876,995

The accompanying notes are an integral part of these financial statements

MONTROSE SECURITIES INTERNATIONAL

STATEMENT OF CASH FLOWS

YEAR ENDED OCTOBER 31, 2019

Cash Flows from Operating Activities:		
Net income	$	53,804
Adjustments to reconcile net income to net cash provided by (used in) operating activities:		
Depreciation expense		2,364
Changes in operating assets and liabilities:		
Cash segregated under Federal and other regulations		52,069
Accounts receivable		15,596
Marketable securities, at market		552,330
Payables		(651)
Income taxes payable		(4,074)
Net Cash Provided by Operating Activities		671,438
Cash Flows from Investing Activities		
Cash Flows Used in Financing Activities:		
Distributions to Shareholder		(703,000)
Net Cash Used in Financing Activities		(703,000)
Net Increase (Decrease) in Cash		(31,562)
Cash - Beginning of Year		764,480
Cash - End of Year	$	732,918
Supplemental Disclosures of Cash Flow Information:		
Interest paid	$	--
Income taxes paid	$	9,868

The accompanying notes are an integral part of these financial statements

NOTE 1 - ORGANIZATION AND DESCRIPTION OF BUSINESS

Montrose Securities International (the "Company") is a broker-dealer in securities registered with the Securities and Exchange Commission ("SEC") and two U.S. States, as well as a member of the Financial Industry Regulatory Authority ("FINRA") and the Securities Investor Protection Corporation ("SIPC"). The Company was incorporated in the State of California on November 22, 1993.

The Company is authorized to conduct four types of business, including: arranging transactions in exchange-listed securities by an exchange member; retailing corporate equity and debt securities; and proprietary securities trading. For the year ended October 31, 2019, the Company earned its revenues from: introducing institutional customers to other broker-dealers through correspondent brokerage relationships and proprietary securities trading.

The Company operates exempt from the possession or control of customer assets and reserve requirements of SEC Rule 15c3-3, under the exemption provisions of paragraph (k)(2)(ii).

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

The presentation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from these estimates.

Cash consists of deposits with banks as well as money markets accounts that are readily convertible to cash without restriction. In addition, the Company maintains a special reserve bank account segregated for the benefit of customers per SEC regulations (Note 3).

Accounts receivable consist of commissions receivable from correspondent brokers, net of the related commissions expense payable. No allowance for uncollectible accounts is recorded at October 31, 2019 based upon the Company's assessment of collectability.

Effective November 1, 2018, the Company recognizes revenues in accordance with the new standard established by the Financial Accounting Standards Board ("FASB"): *Accounting Standards Codification Topic 606, Revenue from Contracts with Customers ("ASC 606").* The Company's adoption of ASC 606 did not have a material impact on its financial statements.

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES *(continued)*

The Company earns Commissions income on customer transactions in equity securities, debt securities and other exchange-traded products in accordance with the terms of its customer agreements. Commissions expense represents associated amounts paid to other broker-dealers for trade execution, clearing, settlement and other services, as set forth in agreements. The Company recognizes Commissions income and Commissions expense on a trade-date basis. The Company believes that its performance obligations are satisfied on the trade date, when the parties to the transaction have been identified, the terms agreed upon, and ownership has transferred to the purchaser.

Proprietary securities transactions are recorded on a trade-date basis, which establishes the cost of securities purchases as well as the realized gain or loss from securities sales. The cost of securities sales is based on specific identification of the historical cost.

Marketable securities are classified as trading securities and stated at their fair market value based on quoted market prices. Unrealized gains or losses on marketable securities represent the change in fair value during the period compared to the previous period's recorded fair value, based on the securities' specific identification.

Net investment gains (losses) on the Statement of Operations consist of the unrealized and realized gains or losses described in the two preceding paragraphs.

Furniture and equipment are stated at cost, net of accumulated depreciation. Depreciation expense is computed using the straight-line method over the assets' estimated useful lives. Repairs and maintenance to these assets are charged to expense as incurred. Major improvements enhancing the function and/or useful life are capitalized. When items are sold or retired, the related cost and accumulated depreciation are removed from the accounts and any gains or losses arising from such transactions are recognized. Furniture and equipment are fully depreciated at October 31, 2019 (Note 4).

The Company accounts for its income taxes in accordance with ASC 740, Income Taxes. This standard requires the establishment of a deferred tax asset or liability to recognize the future tax effects of transactions that have not been recognized for tax purposes, including taxable and deductible temporary differences as well as net operating loss and tax credit carryforwards. Deferred tax expenses or benefits are recognized as a result of changes in the tax basis of an asset or liability when measured against its reported amount in the financial statements. The recording of the deferred tax items referred to above is conditioned upon the Company's judgment that realization is at least 50% probable.

NOTE 3 – CASH SEGREGATED UNDER FEDERAL AND OTHER REGULATIONS

The Company maintains a special reserve bank account for the benefit of customers under SEC Rule 15c3-3. No amounts were due to customers as of October 31, 2019, or at any point during the year then ended. Accordingly, that bank account's balance of $12,069, representing holdover unrestricted funds, was included in Cash on the Statement of Financial Condition as of October 31, 2019.

NOTE 4 – FURNITURE AND EQUIPMENT, NET

Furniture and equipment are summarized as follows:

			Useful Life
Furniture	$	44,599	7
Computers		37,261	5
Office equipment		15,421	5
Total		97,281	
Less: accumulated depreciation		97,281	
Furniture and equipment, net	$	--	

Depreciation expense was $2,364 for the year ended October 31, 2019.

NOTE 5 – MARKETABLE SECURITIES, AT MARKET

Marketable securities, at market were $122,615 at October 31, 2019. These holdings are classified as trading securities, consisting of mutual funds and a real estate investment trust ("REIT"). Their recorded fair market value is based on quoted market prices. The accounting for the mark-to-market on proprietary account is included in the Statement of Operations as net investment gains of $38,069.

For the year ended October 31, 2019, Distributions to Shareholder amounted to $703,000. These were funded in part by a decrease in Marketable securities, at market of $552,330. See Statement of Cash Flows.

The Company complies with ASC 820, Fair Value Measurements and Disclosures, which defines fair value, establishes a framework for measuring fair value, and establishes a fair value hierarchy which prioritizes the inputs to valuation techniques. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. A fair value measurement assumes that the transaction to sell the asset or transfer the liability occurs in the relevant principal market, or, in the absence of a principal market, the most advantageous market. The Company uses valuation methods that are consistent with the market, income or cost approach specified by ASC 820.

NOTE 5 – MARKETABLE SECURITIES, AT MARKET *(continued)*

The fair value hierarchy prioritizes the inputs to valuation techniques used to measure fair value into three broad levels.

Level 1 – Quoted prices in an active market for identical assets or liabilities that the Company has access to. Valuation adjustments and block discounts are not applied to these securities. Valuation of Level 1 securities does not require significant judgement.

Level 2 - Valuations based on observable inputs other than Level 1, such as: quoted prices for similar assets or liabilities in active markets; quoted prices for identical assets or liabilities in markets that are not active; and model-derived prices whose inputs are observable or whose significant value drivers are observable.

Level 3 – Valuations based on inputs that are unobservable and significant to the overall fair value measurement.

The following table presents the Company's fair value hierarchy for those assets and liabilities measured at fair value on a recurring basis as of October 31, 2019:

Assets	Fair Value	Level 1 Inputs
REIT	$ 29,775	$ 29,775
Mutual funds	$ 92,840	$ 92,840
Total fair value	$ 122,615	$ 122,615
Liabilities		
Total fair value	$ --	$ --

The Level 1 fair value inputs represent the October 31, 2019 closing unadjusted quoted prices per reliable publications. There were no Level 2 or Level 3 inputs to the fair value measurement.

NOTE 6 – CONCENTRATIONS

Credit risk – The Company is engaged in various trading and brokerage activities in which the counterparties primarily include broker-dealers, banks, and other financial institutions. In the event counterparties do not fulfill their obligations, the Company may be exposed to risk. The risk of default depends on the creditworthiness of the counterparty or issuer of the instrument. The Company's policy is to evaluate the credit standing of each counterparty. See Note 7.

Financial balances – The Company maintains cash and securities balances at financial institutions. Bank account balances are generally insured by the Federal Deposit Insurance Commission ("FDIC") up to $250,000 per customer for each institution. Cash and securities balances at SIPC-member brokerage firms are generally covered up to $250,000 cash and $500,000 total per customer for each institution. The Company's financial balances exceeded insured limits at times during the

NOTE 6 – CONCENTRATIONS *(continued)*

year ended October 31, 2019. The Company has not experienced any losses in such accounts. The Company believes its financial balances are on deposit with financially stable institutions.

NOTE 7 – OTHER BROKER-DEALERS

The Company maintained agreements with nine other broker-dealers during the year ended October 31, 2019. The Company is the broker of record for customer transactions referred to these broker-dealers; therefore, the Company is contingently liable in the event of its customers' nonperformance. All open transactions at October 31, 2019 settled with no resultant losses by the Company.

For the year ended October 31, 2019, the Company earned Commission income of $778,788 from its customers and incurred Commission expense of $348,529 from other broker-dealers. Accounts receivable amounted to $23,347 at October 31, 2019, the net of commission income and expense open balances.

NOTE 8 – COMMITMENTS, CONTINGENCIES AND GUARANTEES

Commitments – The Company has entered into an operating lease agreement for office space under a non-cancellable lease for the lease term April 29, 2019 to April 30, 2020. The future minimum lease payments under this agreement are $11,443. Total rent expense for the year ended October 31, 2019 was $36,384.

Contingencies – See Notes 6 and 7.

Guarantees – See Notes 6 and 7.

NOTE 9 – INCOME TAXES

The provision for income tax is composed of the following:

	Current
Federal	$ 2,806
State	2,988
Total expense	$ 5,794

NOTE 9 – INCOME TAXES *(continued)*

The sole tax asset or liability balance as of October 31, 2019 was income taxes payable of $1,885.

In accordance with *ASC 740, Income Taxes*, the Company's recognition of tax positions is subject to a 50% or more probability of realization. The Company has determined it has no uncertain tax positions requiring adjustment as of October 31, 2019.

As a C corporation, the Company files Federal and state income returns. The statute of limitations for these jurisdictions is generally three to four years. The Company had no returns under examination as of October 31, 2019.

NOTE 10 - RECENT ACCOUNTING PRONOUNCEMENTS

The new accounting standard, *ASC 842, Leases*, is effective for the Company as of its year ending October 31, 2020. *ASC 842* supersedes the existing guidance for lease accounting by lessees. Lessor accounting is largely unchanged. *ASC 842* requires lessees to recognize leases with terms longer than 12 months by recording a right-of-use asset and a lease liability on the statement of financial condition. This impacts the method and timing of lease expense recognition. *ASC 842* also requires expanded lease footnote disclosures.

The Company has determined that *ASC 842* will not have a significant impact on its financial statements due to the short-term lease exemption.

NOTE 11 - NET CAPITAL REQUIREMENTS

The Company is a registered broker-dealer and, accordingly, is subject to the SEC Uniform Net Capital Rule ("Rule 15c3-1"), which requires the Company to maintain minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. Rule 15c3-1 also provides that equity capital may not be withdrawn, or cash dividends paid, if the resulting net capital ratio would exceed 10 to 1. Net capital and aggregate indebtedness change day to day, but on October 31, 2019, the Company had net capital of $863,924 which exceeded required net capital of $250,000 by $613,924. The Company's ratio of aggregate indebtedness to net capital was 0.002 to 1 on October 31, 2019, which was less than the maximum ratio of 15 to 1.

NOTE 12 – SUBSEQUENT EVENTS

The Company has evaluated events and transactions subsequent to the Statement of Financial Condition for items requiring recording or disclosure in the financial statements. The evaluation was performed through the date the financial statements were available to be issued. Based upon this review, the Company has determined that there were no such events or transactions which took place that would have a material impact on its financial statements.

MONTROSE SECURITIES INTERNATIONAL

SCHEDULE I – COMPUTATION OF NET CAPITAL REQUIREMENTS PURSUANT TO SEC RULE 15c3-1

AS OF OCTOBER 31, 2019

There is no material difference between the following net capital computation and the net capital computation shown on the Company's unaudited Form X-17A-5, Part IIA report dated October 31, 2019.

Computation of Net Capital		
Total Shareholder's Equity, per Statement of Financial Condition		$ 876,995
Net Capital before haircuts		876,995
Less: Haircuts on securities		
Haircuts on marketable securities	13,071	
Total haircuts on securities		13,071
Net Capital		863,924
Computation of basic net capital requirement		
Minimum net capital requirement:		
6 2/3 percent of net aggregate indebtedness	$ 126	
or minimum dollar net capital requirement	250,000	
Net Capital required (greater of above)		250,000
Excess Net Capital		$ 613,924
Ratio of Aggregate Indebtedness to Net Capital		0.002:1

See report of independent registered public accounting firm

MONTROSE SECURITIES INTERNATIONAL

SCHEDULE II - COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS PURSUANT TO SEC RULE 15c3-3

AS OF OCTOBER 31, 2019

The Company claims and qualifies for exemption from the requirements of SEC Rule 15c3-3 under the exemption provisions of paragraph (k)(2)(ii). See Note 3 for disclosures of the Company's special reserve bank account for the benefit of customers.

See report of independent registered public accounting firm

MONTROSE SECURITIES INTERNATIONAL

SCHEDULE III - INFORMATION RELATING TO POSSESSION OR CONTROL REQUIREMENTS UNDER SEC RULE 15c3-3

AS OF OCTOBER 31, 2019

The Company claims and qualifies for exemption from the requirements of Rule 15C3-3 under the exemption provisions of paragraph (k)(2)(ii).

ALVAREZ & ASSOCIATES, INC
CERTIFIED PUBLIC ACCOUNTANTS

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To Those Charged with Governance and the Shareholder of Montrose Securities International:

We have reviewed management's statements, included in the accompanying Assertions Regarding Exemption Provisions, in which (1) Montrose Securities International identified the following provisions of 17 C.F.R. § 15c3-3(k) under which Montrose Securities International claimed an exemption from 17 C.F.R. § 240.15c3-3: (k)(2)(ii) (the "exemption provisions") and (2) Montrose Securities International stated that Montrose Securities International met the identified exemption provisions throughout the year ended October 31, 2019 without exception. Montrose Securities International's management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about Montrose Securities International's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(ii) of Rule 15c3-3 under the Securities Exchange Act of 1934.

Alvarez & Associates, Inc.

Alvarez & Associates, Inc.

Northridge, California
December 27, 2019

818-451-4661

9221 Corbin Avenue Suite 165
Northridge, California 91324
www.AAICPAs.com

Assertions Regarding Exemption Provisions

We, as members of management of Montrose Securities International ("the Company"), are responsible for compliance with the annual reporting requirements under Rule 17a-5 of the Securities Exchange Act of 1934. Those requirements compel a broker or dealer to file annuals reports with the Securities Exchange Commission (SEC) and the broker or dealer's designated examining authority (DEA). One of the reports to be included in the annual filing is an exemption report prepared by an independent public accountant based upon a review of assertions provided by the broker or dealer. Pursuant to that requirement, the management of the Company hereby makes the following assertions:

The Company claims exemption from the custody and reserve provisions of Rule 15c3-3 by operating under the exemption provided by Rule 15c3-3, Paragraph (k) (2) (ii).

The Company met the identified exemption provision without exception throughout the most recent fiscal year ending October 31, 2019.

Montrose Securities International

By:

(Phillip Leung, President)

ALVAREZ & ASSOCIATES, INC
CERTIFIED PUBLIC ACCOUNTANTS

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM ON APPLYING AGREED-UPON PROCEDURES

To Those Charged with Governance and the Shareholder of Montrose Securities International:

We have performed the procedures included in Rule 17a-5(e)(4) under the Securities Exchange Act of 1934 and in the Securities Investor Protection Corporation (SIPC) Series 600 Rules, which are enumerated below and were agreed to by Montrose Securities International and the SIPC, solely to assist you and SIPC in evaluating Montrose Securities International's compliance with the applicable instructions of the General Assessment Reconciliation (Form SIPC-7) for the year ended October 31, 2019. Montrose Securities International's management is responsible for its Form SIPC-7 and for its compliance with those requirements.

This agreed-upon procedures engagement was conducted in accordance with standards established by the Public Company Accounting Oversight Board (United States) and in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose.

The procedures we performed, and our findings are as follows:

1) Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement records entries, noting no differences;

2) Compared the Total Revenue amount reported on the Annual Audited Report Form X-17A-5 Part III for the year ended October 31, 2019 with the Total Revenue amount reported in Form SIPC-7 for the year ended October 31, 2019, noting no differences;

3) Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers, noting no differences;

4) Recalculated the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers supporting the adjustments, noting no differences; and

5) Compared the amount of any overpayment applied to the current assessment with the Form SIPC-7 on which it was originally computed, noting no differences.

We were not engaged to and did not conduct an examination or review, the objective of which would be the expression of an opinion or conclusion, respectively, on Montrose Securities International's compliance with the applicable instructions of the Form SIPC-7 for the year ended October 31, 2019. Accordingly, we do not express such an opinion or conclusion. Had we performed additional procedures; other matters might have come to our attention that would have been reported to you.

MONTROSE SECURITIES INTERNATIONAL

SCHEDULE OF SECURITIES INVESTOR PROTECTION CORPORATION ASSESSMENTS AND PAYMENTS

FOR THE YEAR ENDED OCTOBER 31, 2019

	Amount
Total assessment	$ 647
SIPC-6 general assessment Payment made on May 28, 2019	(307)
SIPC-7 general assessment payment made on November 22, 2019	(340)
Total assessment balance (overpayment carried forward)	$ 0

See report of independent registered public accounting firm on applying agreed upon procedures

This report is intended solely for the information and use of Montrose Securities International and the SIPC and is not intended to be and should not be used by anyone other than these specified parties.

Alvarez & Associates, Inc.

Northridge, California
December 27, 2019